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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Grill Concepts, Inc.
(Name of Issuer)
Common Stock, par value $.00004 per share
(Title of Class of Securities)
398502104
(CUSIP Number)
Kenneth S. Siegel
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	398502104	Page	2	of

1	NAMES OF REPORTING PERSONS: Starwood Hotels & Resorts Worldwide, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	52-1193298

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. Security and Issuer.
     The title and class of equity security to which this Amendment Number 2 on Schedule 13D relates is the common stock, par value $.00004 per share (“Common Stock”), of Grill Concepts, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 11661 San Vincente Boulevard, Suite 404, Los Angeles, California, 90049.
Item 4. Purpose of Transaction.
     On March 6, 2007, Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) entered into a Subscription Agreement with Eaturna LLC (the “Subscription Agreement”). Pursuant to the Subscription Agreement, Starwood purchased 6,085 Preferred B Units of Eaturna LLC at $900 per unit. The purchase price was paid by (i) transferring 923,873 shares of Company Common Stock valued at the average of the trailing 30 day closing price on the NASDAQ or $5.43 per share of Company Common Stock and (ii) making a cash payment in the amount of $159,869.61. In addition, Starwood agreed to transfer any and all rights that it may have and that are transferable under the (i) Subscription Agreement, dated as of May 16, 2001, between Starwood and the Company, (ii) Development Agreement, dated as of July 27, 2001, between Starwood and the Company, as amended by the First Amendment to Development Agreement, dated as of June 20, 2006, (iii) the Investor Rights Agreement, dated as of July 27, 2001, between Starwood and the Company, and (iv) the Stockholders Agreement, dated as of July 27, 2001, between Starwood and the Company and certain stockholders of the Company. Following the transaction, Starwood ceased to beneficially own any shares of Common Stock.
     In connection with its ownership of Eaturna LLC, Starwood has the right to designate one member of the board of directors of Eaturna LLC. In addition, to the extent that Eaturna LLC sells the shares of Common Stock or has the right to sell such shares in connection with a tender offer or other change in control transaction on or prior to March 6, 2008, Starwood shall receive additional Preferred B Units of Eaturna LLC based on the difference between the price received or receivable by Eaturna LLC and $5.43 per share of Common Stock. The form of Subscription Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) As of March 6, 2007, Starwood ceased to beneficially own any shares of Common Stock.
     (c) Item 4 is incorporated herein by reference.
     To Starwood’s knowledge, none of its respective directors or officers have had any transactions in the Common Stock that were effected in the past sixty days.
     (d) Not applicable.
     (e) As of March 6, 2007, Starwood ceased to beneficially own any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 4 is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits.
1.	Form of Subscription Agreement, dated as of March 6, 2007, between Starwood Hotels & Resorts Worldwide, Inc. and Eaturna LLC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
By:	/s/ Kenneth S. Siegel
	Name:	Kenneth S. Siegel
	Title:	Chief Administrative Officer and General Counsel

Date: March 7, 2007

EXHIBIT INDEX

Exhibit No.
Exhibit 1	—	Form of Subscription Agreement, dated as of March 6, 2007, between Starwood Hotels & Resorts Worldwide, Inc. and Eaturna LLC.